

DIVISION OF
CORPORATION FINANCE

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

Mail Stop 3030

July 10, 2009

Mr. John C. Casper
Chief Financial Officer
Ultralife Corporation
2000 Technology Parkway
Newark, New York 14513

      **Re:**    **Ultralife Corporation**
              **Form 10-K for the Fiscal Year Ended December 31, 2008**
                 **Filed March 13, 2009**
              **File No. 000-20852**

Dear Mr. Casper:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Kevin L. Vaughn
                Accounting Branch Chief